Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three months ended March 31, 2014 and 2013

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three months ended March 31, 2014 and 2013 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual MD&A for the year ended December 31, 2013.  This MD&A has taken into account information available up to and including May 6, 2014. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”).  Each of the following is a Non-GAAP measure: cash operating costs(1) and cash operating cost per ounce sold(1), cash earnings from mine operations(2), all-in sustaining costs and all-in sustaining cost per ounce sold(3), and adjusted net earnings (loss)(4).  The Company believes these Non-GAAP measures provide useful information that can be used to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) is set out beginning on page 14 of this MD&A.

First Quarter 2014 (“Q1/14”) Highlights

•                  Gold production of 44,600 ounces, a 92% increase from the first quarter of 2013 (“Q1/13”)

•                  Gold poured of 45,700 ounces, more than double the 20,530 ounces poured in Q1/13

•                  Gold sales of 43,000 ounces, 65% higher than in Q1/13

•                  Cash operating cost of US$621 per ounce sold, a 37% improvement from Q1/13 and below full-year 2014 guidance of US$675 — US$775 per ounce

•                  All-in sustaining cost of US$960 per ounce sold, 38% better than in Q1/13 and in the low end of the Company’s full-year 2014 guidance of US$950 — US$1,050 per ounce

•                  Total production costs of $29.6 million compared to $26.1 million in Q1/13 reflecting higher volumes

•                  Cash earnings from mine operations of $32.0 million, a 90% improvement from Q1/13

•                  Net earnings of $4.7 million compared to net loss of $0.6 million in Q1/13

•                  Cash flow from operating activities, not including working capital movements, totaled $24.9 million, more than double the level in Q1/13

•                  Capital expenditures totaled $13.0 million, in line with target levels and down 66% from Q1/13

•                  Total debt repayments of $3.7 million, all related to the gold-linked note (the “Gold Loan”) with Sprott Resource Lending Partnership (“Sprott”)

•                  Total cash and bullion of $39.1 million at March 31, 2014 (approximately $48 million as of May 6, 2014)

•                  New exploration program leads to identification of new high-grade structures near current mining operations at Bell Creek.

Outlook

At the end of the first quarter of 2014, the Company was on track to achieve its guidance for the year, including:

•                  Gold production of 160,000 — 180,000 ounces;

•                  Average mill throughput of 3,200 to 3,300 tonnes per day;

•                  Average grade of 4.5 to 5.0 grams per tonne;

•                  Cash operating cost per ounce sold of US$675 to US$775;

•                  All-in sustaining cost per ounce sold between US$950 and US$1,050;

•                  Total production costs of $128.0 million;

•                  Total principal debt repayments of $20 to $25 million;

•                  Increasing cash position (cash and bullion approximately $48 million at May 6, 2014 compared to $34 million at December 31, 2013); and

•                  Exploration success from a drill program launched in January at Timmins West and Bell Creek mines aimed at identifying new areas of mineralization and replenishing resources.

Company Overview

Lake Shore Gold is a gold producing company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Company’s Timmins West Complex is located 18 kilometres west of the City of Timmins and hosts the Timmins West Mine, an underground mining operation comprising two deposits, the Timmins Deposit and the Thunder Creek Deposit that produces ore using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal longhole mining at Timmins Deposit and Thunder Creek Deposit Rusk Zone, and transverse longhole mining at the Thunder Creek Porphyry Zone with a primary/secondary stoping sequence. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface. During the first quarter of 2014, production from Timmins West Mine averaged approximately 2,400 tonnes of ore per day.

On the east side of the City of Timmins, the Bell Creek Complex hosts the Company’s newly-expanded milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produces ore using a five metre wide by five metre high surface ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. During the first quarter of 2014, production from Bell Creek Mine averaged 755 tonnes per day of ore.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries of at least 95%. An expansion of the mill, to a processing rate of over 3,000 tonnes per day, was completed in the third quarter of 2013.

In addition to its existing operations, the Company has significant exploration potential. At the Timmins West Complex, both the Timmins Deposit and Thunder Creek Deposit are open for expansion, with a new drill program having been launched in January 2014 targeting high-potential areas near current resources. At the Gold River Trend Deposit, located 3 kilometres south of Timmins West Mine, over a million ounces of gold have been identified with significant opportunity for growth. The 144 project covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with considerable potential for new discoveries.

At the Bell Creek Complex, drilling early in 2014 has identified new high-grade structures near current mining on the 685 Level. In addition, resources have been established in a deep zone (the “Deep Zone”), part of the Labine Deposit, at Bell Creek Mine, the development of which has the potential to significantly grow the size of the mining operation. The Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets. The Company is currently evaluating the potential for open-pit production at the Vogel Deposit.

The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs.

(2)        Cash earnings from mine operations is a Non-GAAP measure determined by deducting cash operating costs from revenues recognized in the period. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations.

(3)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate.

(4)         Adjusted net earnings (loss) excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

CONSOLIDATED FINANCIAL INFORMATION (1)

Three months ended March 31,	2014	2013
(in $’000, except the per share amounts)
Revenue	$61,459	$42,857
Production costs	$29,565	$26,124
Earnings from mine operations	$14,397	$3,860
Net earnings (loss)	$4,695	$(612)
Basic net income (loss) per share	$0.01	$(0.00)
Cash flows from operating activities	24,928	16,196

KEY PERFORMANCE INDICATORS (1)

Three months ended March 31,	2014	2013
Tonnes milled	283,800	197,600
Grade	5.1	3.8
Average mill recoveries	96.6%	95.6%
Ounces recovered	44,600	23,200
Ounces poured	45,700	20,530
Ounces sold	43,000	26,100
Average price (US$/oz)	$1,294	$1,630
Average price ($/oz)	$1,430	$1,642
Cash operating costs (US$/oz)	$621	$982
Cash operating costs ($/oz)	$685	$996
All - in sustaining costs (US$/oz)	$960	$1,548
All - in sustaining costs ($/oz)	$1,060	$1,571
Cash earnings from mine operations ($000s)	$31,989	$16,859
Adjusted net earnings (loss) ($000s)	$5,571	$(2,749)
Adjusted net earnings (loss) per share ($/share)	$0.01	$(0.01)

(1)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings (loss) and adjusted net earnings (loss) per share, which the Company believes provide useful information that can be used to evaluate the

Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Earnings (Loss) is set out on page 14 of this MD&A.

92% production growth compared to first quarter of 2013

Production in the first quarter of 2014 was 44,600 ounces of gold, 92% higher than the 23,200 ounces produced in the first quarter of 2013, reflecting higher mill throughput and improved grades. A 44% increase in tonnes milled reflected completion of the Company’s mill expansion during the third quarter of 2013, which increased the average production rate to over 3,000 tonnes per day.  Mill throughput for the first quarter of 2014 averaged 3,150 tonnes per day despite the impact of severe winter conditions in Timmins and a four day planned maintenance shutdown in March. The average grade of 5.1 grams per tonne was 34% higher than in the first quarter of 2013.

Gold poured during the first quarter of 2014 totaled 45,700 ounces, more than double the 20,530 ounces poured in the first quarter a year earlier.

Increased gold sales drive revenues higher

Gold sales in the first quarter of 2014 totaled 43,000 ounces, an increase of 65% from the first quarter of 2013, reflecting higher production levels. Strong growth in volumes more than offset the impact of a 13% reduction in the average Canadian dollar gold price to $1,430 (US$1,294) per ounce compared to $1,642 (US$1,630) per ounce in the first quarter of 2013, leading to a 43% increase in revenues to $61.5 million in the first quarter of 2014 versus $42.9 million for the same period in 2013.

Improved unit operating costs partially offset impact of reduced gold prices on margins

Total production costs of $29.6 million in the first quarter of 2014 were higher than the $26.1 million in the same period in 2013 as a result of increased production volumes. On a unit cost basis, cash operating costs improved by US$361 per ounce sold or 37% from the prior year’s first quarter to US$621 per ounce sold, better than the Company’s full-year 2014 target range of US$675 to US$775. All-in sustaining costs averaged US$960 per ounce sold in the first quarter of 2014, a 38% improvement from the first quarter of 2013. The improvement in unit costs in the first quarter of 2014 reflected higher production volumes, increased grades, the benefit of completed infrastructure, as well as the impact of a number of cost control measures introduced since the end of the first quarter of 2013 in response to lower gold prices.

Company reports net earnings of $4.7 million

The Company reported net earnings of $4.7 million or $0.01 per common share in the first quarter of 2014. The net earnings for the current year’s first quarter compared to a net loss of $0.6 million in the first quarter of 2013. Higher gold sales, improved unit costs and reduced depletion and depreciation per ounce sold more than offset the impact of a lower average gold price realized compared to last year’s first quarter.

Strong growth in both cash earnings and earnings from mine operations

The Company generated cash earnings from mine operations in the first quarter of 2014 of $32.0 million, an increase of 90% from the $16.9 million reported in the first quarter of 2013. The significant increase in cash earnings from mine operations largely reflected the 65% increase in gold sales and the impact of improved unit cash operating costs. These factors more than offset the unfavourable impact of a 13% reduction in the average realized Canadian dollar gold price.

Earnings from mine operations, which include cash earnings as well as the impact of depreciation and depletion expense and share based payments, increased almost three fold to $14.4 million in the first quarter of 2014 from $3.9 million for the same period in 2013. The impact of higher cash earnings and reduced depreciation and depletion expense per ounce accounted for the increase in earnings from mine operations compared to the prior year’s first quarter.

Threefold increase in adjusted net earnings

Starting in the first quarter of 2014, the Company introduced a new Non-GAAP measure called adjusted net earnings (see the Non-GAAP Measures section on page 14 of this MD&A for a full definition). Adjusted net earnings in the first quarter of 2014 totaled $5.6 million compared to adjusted net losses of $2.7 million recorded in the first quarter of 2013.

Capital expenditures in line with expectations

During the first quarter of 2014, the Company invested a total of $13.0 million in its mining interests, in line with expectations and down 66% from the $38.2 million invested in the first quarter of 2013. During last year’s first quarter, the Company was still investing significant capital in its mill expansion, which was completed during the third quarter of 2013 and had higher levels of investment for development and infrastructure at its mining operations. The majority of the $13.0 million of capital expenditures in the first quarter of 2014 related to sustaining capital ($12.3 million), mainly for mine development and equipment with the remainder related to growth capital ($0.4 million) and exploration drilling at the Company’s Timmins West and Bell Creek Mines ($0.3 million).

Cash and Bullion of $39.1 million at March 31, 2014

Cash and bullion at March 31, 2014 totaled $39.1 million ($38.8 million of cash and cash equivalents and bullion inventory, valued at market prices) compared to $34.0 million ($33.1 million of cash and cash equivalents and $0.9 million of bullion inventory, valued at market prices) at December 31, 2013. Cash and bullion at May 6, 2014 totaled approximately $48 million ($33.0 million of cash and cash equivalents and $15.0 million of bullion inventory, valued at market prices).

Cash flow from operating activities, net of movements in working capital, totaled $24.9 million in the first quarter of 2014 compared to $9.8 million for the same period in 2013 ($24.9 million and $16.2 million, respectively for the first quarter of 2014 and 2013 after movements in working capital). Investing activities represented a use of cash totaling $14.4 million primarily reflecting capital expenditures during the quarter. Financing activities accounted for $4.9 million of cash used during the first quarter of 2014, mainly resulting from payments on the Company’s Gold Loan of $4.1 million, of which approximately $3.7 million represented principal repayments.

Encouraging exploration results at Bell Creek Mine

During the first quarter of 2014, the Company launched a new drilling program aimed at identifying new resources at both the Timmins West and Bell Creek mines. On March 26, 2014, initial results from drilling at Bell Creek Mine were announced, which included reporting high-grade intersections in untested gaps in the North A Zone and the identification of new high-grade structures in close proximity to current mining. High-grade intercepts within these new structures included 14.12 gram per tonne over 10.2 metres, 8.41 grams per tonne over 12.0 metres and 7.01 grams per tonne over 10.7 metres. The new high-grade structures provide confirmation that significant potential exists at the Labine Deposit to identify new areas of mineralization and add new resources.

REVIEW OF OPERATIONS

Bell Creek Mill

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the city of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries of at least 95%. In the third quarter of 2013, the second phase of an expansion was completed which increased the mill’s processing rate to over 3,000 tonnes per day.

During the first quarter of 2014, a total of 283,800 tonnes of ore was processed at the Bell Creek Mill, an increase of 44% from the first quarter of 2013 reflecting higher capacity levels following completion of Phase 2 of the Company’s mill expansion in the third quarter of 2013. A total of 44,600 ounces were recovered in the first quarter of 2014 at an average grade of 5.1 grams per tonne compared to 23,200 ounces at an average grade of 3.8 grams per tonne in the first quarter of 2013. The Company poured 45,700 ounces of gold in the first quarter of 2014, more than double the 20,530 ounces poured in the first quarter of 2013.

The 44,600 ounces of production in the first quarter of 2014 compares to production of 51,700 ounces during the fourth quarter of 2013. Production during the final quarter of 2013 included processing ore from mine production as well as from stockpiles established during commissioning of the Company’s mill expansion in the third quarter of 2013. Mill throughput during the fourth quarter of 2013 averaged 3,500 tonnes per day, which compares to a target rate for 2014 of 3,200 — 3,300 tonnes per day. While average throughput levels in the fourth quarter of 2013 were not sustainable based on planned mine production, the performance of the Company’s expanded mill at higher levels of throughput demonstrated that additional capacity exists at the mill to support the Company’s future growth.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The mine was established on January 1, 2012, through the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation.

A total of 34,000 ounces of gold was produced at Timmins West Mine in the first quarter of 2014 from processing 215,900 tonnes at an average grade of 5.1 grams per tonne. Production for the quarter was 81% higher than the 18,700 ounces (161,400 tonnes at an average grade of 3.7 grams per tonne) produced in the first quarter of 2013. Production during 2014 was primarily from stopes in the Rusk and Porphyry zones between the 660 and 765 levels at Thunder Creek and in the Ultramafic (‘UM”) and Footwall (“FW”) zones between the 730 and 790 levels at Timmins Deposit. Higher grades compared to the first quarter of 2013 largely reflected the completion of extensive drilling and development over the last year, which has provided increased information and access to higher grade areas of the Timmins and Thunder Creek deposits.

During the first quarter of 2014, the Company’s spent $8.3 million on capital expenditures at the Timmins West Mine, almost all of which was for sustaining capital and related to investments in mine development and equipment. The Company completed 1,400 metres of capital development during the first quarter of 2014, mainly focused on continued ramp development in both Timmins Mine and Thunder Creek. During the quarter, the ramp at Timmins Deposit was extended to below the 870 Level. The ramp at Thunder Creek was driven upward from the 590 Level to the 555 Level. In addition to all other associated infrastructure development, a portion of the capital development was associated with exploration drifts on the 830 and 790 levels at Timmins Deposit.

A total of 16,944 metres of in-mine drilling was completed in the first quarter of 2014. Drilling during the quarter was focused on the UM and FW zones between the 810 and 870 levels at the Timmins Deposit and between the 660 and 590 levels at the Thunder Creek Deposit. In addition, the Company initiated a new exploration program in January 2014 focused on targets outside the mine’s existing resources. The program includes approximately 20,000 metres of drilling, focused on exploring high potential areas along strike and down dip of current zones at the Timmins Deposit as well as areas along the sediment/ultramafic contact between the Timmins Deposit and Thunder Creek. Progress to date includes development of a new drill cut out on the 830 Level to test the area between the Timmins and Thunder Creek deposits as well as commencement of a new drift from the east side of the 790 Level in order to gain access for testing a potential new fold nose structure east of the Timmins Deposit. Drilling was also commenced on the 790 and 830 levels with a total of 3,075 metres completed to date. Drill core from the program is currently being sampled and assayed.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario.

During the first quarter of 2014, a total of 10,600 ounces of gold was produced from Bell Creek Mine (68,000 tonnes at an average grade of 5.1 grams per tonne), which compared to production of 4,600 ounces (36,200 tonnes at an average grade of 4.2 grams per tonne) in the first quarter of 2013. Production in the first quarter of 2014 was primarily in the North A (“NA”) & Hanging Wall (“HW”) zones between the 610 Level and 670 Level. Increased tonnage and higher grades in the first quarter of 2014 compared to the same quarter in 2013 reflected wider zones with higher average grades as mining at Bell Creek extends to depth.

In the first quarter of 2014, the Company invested $3.6 million at the Bell Creek Mine mainly for sustaining capital investments in mine development and equipment. The Company completed 772 metres of capital development during the first quarter of 2014, primarily related to ramp development from the 715 Level to the 730 Level, lateral level development from the 625 Level to the 730 level and ventilation raise development. A total of 5,086 metres of in-mine drilling was completed at the Bell Creek Mine during the first quarter of 2014 in support of ongoing mining operations.

In January 2014, a new drilling program was initiated targeting high-potential areas near existing resources. A total of 1,506 metres was drilled during the quarter. On March 26, 2014, initial results were announced from the new drilling program, which included high-grade intersections in untested gaps of the NA Zone and the identification of new high-grade structures located in close proximity to current mining activities.  High-grade intercepts within these new structures included

14.12 grams per tonne over 10.2 metres, 8.41 grams per tonne over 12.0 metres and 7.01 grams per tonne over 10.7 metres. The new high-grade structures provide confirmation that significant potential exists at the Labine Deposit to identify new areas of mineralization and add new resources.

FINANCIAL REVIEW

The table below highlights the results of operations for the three months ended March 31, 2014 and 2013:

Three months ended March 31,	2014	2013
(in $’000, except the per share amounts)
Revenue	$61,459	$42,857
Cash operating costs	(29,470)	(25,998)
Cash earnings from operations	$31,989	$16,859
Depreciation and depletion	(17,497)	(12,873)
Share based payments in production costs	(95)	(126)
Earnings from mine operations	$14,397	$3,860
Expenses*
General and administrative	(2,901)	(2,547)
Exploration	(234)	(392)
Share-based payments in expenses	(752)	(489)
	10,510	432
Other (loss) income, net	(607)	2,376
Share of loss of investments in associates	(269)	(319)
Earnings before finance items	9,634	2,489
Finance expense, net	(4,939)	(3,101)
Net earnings (loss)	$4,695	$(612)
Net basic and diluted income (loss) per share	$0.01	$(0.00)

*General and administrative and exploration expenses differ from the balances on the consolidated statement of comprehensive income (loss) by the share based payments in expenses of $752 and $489, respectively, for the three months ended March 31, 2014 and 2013.

Summary

Cash earnings from mine operations of $32.0 million in the first quarter of 2014 were $15.1 million or 90% higher than in the same period in 2013 due to higher gold sales and lower operating costs per unit which more than offset the impact of a 13% reduction in the Canadian gold price realized.

The Company reported net earnings of $4.7 million or $0.01 per common share in the first quarter of 2014 compared to a net loss of $0.6 million in the first quarter of 2013. Higher gold sales, improved unit costs as well as lower depletion and depreciation per ounce more than offset the impact of a lower average gold price in accounting for the improved earnings performance compared to last year’s first quarter.

Revenue

Three months ended March 31,	2014	2013
Revenues
Gold sales (ounces)	43,000	26,100
Realized gold price ($/ounce)	$1,430	$1,642
Revenues ($’000)	$61,459	$42,857

Revenues for the three months ended March 31, 2014 are 43% higher than in the same period in 2013 reflecting higher gold sales partially offset by lower gold price realized.

Cash operating costs

Cash operating costs in the first quarter of 2014 totaled $29.5 million, which represented US$621 per ounce sold compared to cash operating costs of $26.0 million or US$982 per ounce in the first quarter of 2013.

The higher cash operating costs in the first quarter of 2014 compared to the same period in 2013 reflected increased production volumes. On a unit cost basis, cash operating costs in the first quarter of 2014 improved by US$361 per ounce (or 37%) from same period in 2013 due to increased grades, the benefit of completed infrastructure, as well as the impact of a number of cost control measures introduced since the end of the first quarter of 2013 in response to lower gold prices.

Depreciation and depletion

Depreciation and depletion in the first quarter of 2014 of $17.5 million increased by $4.6 million from the same period in 2013 reflecting increased production volumes and sales. On a per ounce sold basis, depletion and depreciation were $407 per ounce in the first quarter of 2014 or 17% lower than same period in 2013. The reduction in per unit depletion and depreciation costs from 2013 was mainly due to the lower carrying value of mining interests in 2014 after the impairment charge recorded at the end of 2013.

Share-based payments in production costs

Share-based payments in production costs of $0.1 million in the first quarter of 2014 were comparable to the same period in 2013.

Other income (loss) and expense items

General and administrative expenses for the first quarter of 2014 of $2.9 million increased by $0.35 million compared to the same periods in 2013, with the increase mainly due to a one-time expense related to management changes.

Exploration expenses of $0.2 million, which include green field exploration expenditures, in the first quarter of 2014 are comparable to the same period in 2013.

Share based payments in expenses for the three months ended March 31, 2014 were $0.8 million or $0.3 million higher than in same period in 2013 mainly due to a larger number of preferred share units and deferred share units vesting in the first quarter of 2014 than in the prior year’s first quarter.

Share of loss of investments in associates of $0.3 million for each of the three months ended March 31, 2014 and 2013 represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Other (loss) income for the first quarter of 2014 and 2013 is as follows in ($’000s):

Three months ended March 31,	2014	2013
Unrealized and realized gain on embedded derivatives	$987	$2,094
Unrealized and realized foreign exchange (loss) gain, net	(1,594)	320
Unrealized loss on warrants	—	(38)
Other (loss) income, net	$(607)	$2,376

The unrealized and realized gain on embedded derivatives of $0.9 million for the three months ended March 31, 2014 ($2.1 million for same period in 2013) represents the gain from the mark to market of the embedded derivatives on the Sprott Gold Loan as a result of movements in gold prices.

Unrealized and realized foreign exchange loss of $1.6 million for the three months ended March 31, 2014 (same period in 2013 gain of $0.3 million) includes unrealized (loss) gain from the mark to market of the embedded derivative on the Gold Loan ($1.3 million loss for the first quarter of 2014 compared to $0.4 million gain for same period on 2013) and reflects movements in the C$/US$ exchange rate during the periods.

Finance expense, net, for the first quarter of 2014 of $4.9 million, (same period in 2013 $3.1 million) include borrowing costs of $4.9 million compared to $3.1 million in same period in 2013. There were no borrowing costs capitalized on mining interests in the first quarter of 2014 since the Bell Creek Mill expansion was finalized in the third quarter of 2013 ($1.9 million capitalized in the first quarter of 2013).

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Revenue	$61,459	$65,814	$44,301	$39,675
Earnings (loss) from mine operations	14,397	$(213,260)	$7,554	$1,797
Finance expense, net	(4,939)	$(5,286)	$(3,495)	$(2,794)
Net earnings (loss)	$4,695	$(225,693)	$(1,718)	$(5,446)
Loss from discontinued operations	$—	$—	$—	$(4,302)
Net income (loss) per share* basic and diluted
From continuing and discontinued operations	$0.01	$(0.54)	$(0.00)	$(0.01)
From discontinued operations	$0.00	$0.00	$(0.00)	$(0.00)

Fiscal quarter ended	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Revenue	$42,857	$33,976	$33,734	$40,739
Earnings (loss) from mine operations	$3,860	$(227,694)	$2,573	$3,194
Finance (expense) income, net	$(3,101)	$(2,778)	$7	$16
Net loss	$(612)	$(302,226)	$(10,771)	$(1,982)
Loss from discontinued operations	$—	$(71,500)	$(3)	$(5)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.00)	$(0.73)	$(0.03)	$(0.00)
From discontinued operations	$(0.00)	$(0.17)	$(0.00)	$(0.00)

* Net income (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the fourth quarter of 2013 and 2012 includes impairment charges related to the Timmins West Mine cash generating unit (“CGU”) of $225.0 million and $231.0 million, respectively. Excluding the impairment charges, earnings from mine operations in the fourth quarter of 2013 and 2012 totaled $11.7 million and $3.3 million, respectively. The increase in earnings from mine operations in the fourth quarter of 2013 compared to the previous quarter is due to higher gold sales and lower production costs, partially offset by lower gold price realized.

The loss from discontinued operations in both the second quarter of 2013 and fourth quarter of 2012 d related to the Company’s Mexico subsidiary. On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for a number of shares of Revolution and other consideration. At December 31, 2012, the Company reclassified the assets and liabilities of its Mexico subsidiary as held for sale in the statement of financial condition and recorded an impairment charge of $71.5 million on the reclassification, representing the fair value of the Mexico subsidiary less cost to sell.

The agreement with Revolution closed on May 8, 2013 at which time the Company recorded a $4.3 million loss from discontinued operations related to accumulated translation losses.

There was no income or loss from discontinued operations for the three months ended March 31, 2014 and 2013.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 2014, the Company generated cash from operating activities of $24.9 million or 54% higher than the $16.2 million generated in the same period in 2013 with the increase largely reflecting higher cash earnings from mine operations, resulting from higher sales volumes and lower costs.

Receivables and prepaids at March 31, 2014 of $4.7 million are higher than at December 31, 2013 ($3.6 million), with the increase mainly due to HST receivable. Accounts payable and accrued liabilities of $25.5 million at March 31, 2014 are higher than the balance at December 31, 2013 ($21.6 million) primarily due to timing.

Net cash used in investing activities of $14.4 million in the first quarter of 2014, decreased by $26.7 million from the same period in 2013 reflecting lower capital investments in the first quarter of 2014 as the Company has largely completed its mill expansion and other growth infrastructure.

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70.0 million, secured by the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) and a standby line of credit (the “Standby Line”) for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the Gold Loan. The Standby Line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the Standby Line through 18 equal monthly payments of $1.7 million starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Company paid $5.0 million on the Standby line in December 2013.

The Gold Loan is being repaid through 29 monthly cash payments, which started January 31, 2013, based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date prior to payment. The Company paid $4.1 million in the first quarter of 2014 related to the Gold Loan of which $3.7 million were principal payments; the Company has paid $20.5 million related to the Gold Loan to March 31, 2014 of which $17.9 million represents principal payments; there are fourteen monthly payments remaining.

The Sprott debt facility has certain financial covenants, discussed in note 19 of the consolidated financial statements of the Company for the year ended December 31, 2013 and 2012, which must be maintained on an ongoing basis. The Company was in compliance with all debt covenants throughout the three months ended March 31, 2014 and the year ended December 31, 2013.

Based on current cash and cash equivalents and anticipated cash flows from operations, the Company expects to have adequate funding to finance its operating and investment plans and meet all contractual obligations over the next 12 months.

OUTSTANDING SHARE CAPITAL

As at May 6, 2014 there were 416,735,224 common shares issued and outstanding and the following options:

Number of Options Outstanding	Exercise Price Range
11,695,715	$0.41-$0.99
2,145,000	$1.00-$1.99
569,750	$2.00-$2.99
6,528,000	$3.00-$3.99
1,791,000	$4.00-$4.13
22,729,465

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash operating costs and cash operating cost per gold ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating cost per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate.

The Company discloses cash operating costs and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

Three months ended March 31	2014	2013
Production costs ($’000)	$29,565	$26,124
Less share based payments ($’000)	(95)	(126)
Cash operating costs ($’000)	$29,470	$25,998
Gold sales (ounces)	43,000	26,100
Cash operating cost per ounces of gold ($/ounce)	$685	$996
Cash operating cost per ounces of gold (US$/ounce)	$621	$982

Cash earnings from mine operations

Cash earnings from mine operations are determined by deducting cash operating costs from revenues recognized in the period. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. Cash earnings from mine operations for the three months ended March 31, 2014 and 2013 are shown below (in 000’s):

Three months ended March 31	2014	2013
Revenues	$61,459	$42,857
Cash operating costs	$(29,470)	$(25,998)
Cash earnings from mine operations	$31,989	$16,859

All-in sustaining costs and all-in sustaining cost per ounce of gold

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

Three months ended March 31	2014	2013
Production costs	$29,565	$26,124
General and administrative	3,653	3,005
Rehabilitation - accretion and amortization (operating sites)	18	13
Mine in-site exploration and evaluation costs	986	1,295
Mine development expenditures	9,663	9,743
Sustaining capital expenditures	1,695	820
All-in sustaining costs	$45,580	$41,000
Gold sales (ounces)	43,000	26,100
All-in sustaining cost per ounces of gold ($/ounce)	$1,060	$1,571
All-in sustaining cost per ounces of gold (US$/ounce)	$960	$1,548

Adjusted net earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per share, in 000’s):

Three months ended March 31	2014	2013
Net earnings (loss)	$4,695	$(692)
Share of loss of investments in associates	269	319
Other loss (income)	607	(2,376)
Adjusted net earnings (loss)	$5,571	$(2,749)
Weighted average number of shares outstanding (‘000)	416,648	416,275
Adjusted net earnings (loss) per share	$0.01	$(0.01)

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets, was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognised or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement, was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21, Levies

IFRIC 21, Levies was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s condensed consolidated interim financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9 fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2013 and 2012 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical judgments in applying accounting policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar.  and the functional currency for the Company’s subsidiary in Mexico was the Mexican peso. The Company disposed of its Mexico entity on May 8, 2013.

Key sources of estimation uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the three months ended March 31, 2014 and 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regards to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2013.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There were no material changes in the internal controls over financial reporting during the first quarter of 2014.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2013, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective. There were no material changes in the design and operations of disclosure controls and procedures during the first quarter of 2014.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All underground drill core is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Lab (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by

Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2013, its Annual Information Form for the year ended December 31, 2013, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.